December 10, 2008

ATTN: Mr. Ryan Rohn

United States Securities and
Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:  DineEquity, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed October 31, 2008

File No. 001-15283

Dear Mr. Rohn:

Based on our conversation, thank you for extending our time to forward to you our written response to December 31, 2008.

Thank you again for your courtesy and cooperation in this matter.

Sincerely,
DineEquity, Inc.

/s/ Greggory Kalvin
Greggory Kalvin
Acting Chief Financial Officer and
Vice President, Corporate Controller

DineEquity, Inc.
450 North Brand Blvd., 7th Floor
Glendale, California 91203-4415
866.995.DINE